1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 5, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Board of Directors Proposes NT$3.0 Cash Dividend per Share

Hsinchu, Taiwan, R.O.C. – February 5, 2013 – The TSMC (NYSE: TSM) Board of Directors today adopted a proposal recommending distribution of a NT$3.0 cash dividend per common share. The proposal is scheduled to be discussed and decided at the Company’s Annual General Meeting (AGM) on the morning of June 11, 2013.

TSMC’s Spokesperson and Senior Vice President, Ms. Lora Ho, said that at its meeting today the Board of Directors:

1.	Approved the 2012 Business Report and Financial Statements. Consolidated net revenue totaled NT$506.25 billion and net income was NT$166.16 billion, with earnings per share of NT$6.41.

2.	Proposed the distribution of a cash dividend of NT$3.0 per common share and submitted the proposal for approval by the 2013 AGM. The Board of Directors also approved distribution of employees’ cash bonus and profit sharing totaling approximately NT$22,230.48 million. This includes cash bonus of NT$11,115.24 million distributed following each quarter of 2012 and profit sharing of NT$11,115.24 million to be distributed following the 2013 AGM.

3.	Approved capital appropriations of US2714.76 million for expanding and upgrading advanced technology capacity as well as for public utility infrastructure installation and environmental impact assessment at TSMC’s site in Chunan, Taiwan.

4.	Approved R&D capital appropriations of US$103.60 million.

5.	Approved the provision of a loan guarantee to wholly-owned subsidiary TSMC Global for its issuance of U.S. dollar-denominated senior unsecured corporate bonds for an amount not to exceed US$1.5 billion.

6.	Approved the convening of the 2013 AGM for 9:00 a.m. on June 11, 2013 at TSMC’s Fab 12, Phase 1 headquarters (No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan).

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	Dr. Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department Tel: 03-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Ms. Dana Tsai Principal Specialist PR Department Tel: 886-3-505-5036 Mobile: 886-988-931-351 E-Mail: dana_tsai@tsmc.com